Exhibit 99.2
KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019
(Unaudited)

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$27,449	$12,871	$18,093
Short-term investments	39,380	32,051	32,499
Trade receivables, net	23,999	14,826	27,674
Other accounts receivables	1,722	1,858	3,308
Inventories	34,031	28,934	29,316
Total Current Assets	126,581	90,540	110,890

Property, plant and equipment, net	28,297	24,406	25,004
Other long term assets	178	176	174
Deferred taxes	1,445	-	2,048
Total Non-Current Assets	29,920	24,581	27,226
Total Assets	$156,501	$115,121	$138,116

Current Liabilities
Current maturities of bank loans and leases	$1,537	$585	$562
Trade payables	13,079	11,512	17,285
Other accounts payables	5,439	4,662	5,261
Deferred revenues	561	1,854	461
Total Current Liabilities	20,616	18,613	23,569

Non-Current Liabilities

Bank loans and leases	4,513	880	716
Deferred revenues	347	677	668
Employee benefit liabilities, net	884	1,035	787
Total Non-Current Liabilities	5,744	2,592	2,171

Shareholder's Equity
Ordinary shares	10,420	10,406	10,409
Additional paid in capital	179,589	178,873	179,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	18	(8)	(57)
Capital reserve from securities measured at fair value through other comprehensive income	137	(5)	34
Capital reserve from share-based payments	9,898	9,246	9,353
Capital reserve from employee benefits	4	(337)	4
Accumulated deficit	(66,435)	(100,769)	(83,024)
Total Shareholder’s Equity	130,141	93,916	112,376
Total Liabilities and Shareholder’s Equity	$156,501	$115,121	$138,116

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income

	Nine months period ended		Three months period ended		Year ended
	September 30,		September 30,		December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$72,521	$47,646	$24,859	9,454	$90,784
Revenues from distribution	22,595	18,612	8,207	5,521	23,685

Total revenues	95,116	66,258	33,066	14,975	114,469

Cost of revenues from proprietary products	38,412	30,506	13,234	7,869	52,796
Cost of revenues from distribution	19,056	15,536	6,968	4,587	20,201

Total cost of revenues	57,468	46,042	20,202	12,456	72,997

Gross profit	37,648	20,216	12,864	2,519	41,472

Research and development expenses	9,730	7,174	3,477	2,323	9,747
Selling and marketing expenses	3,441	2,724	1,161	818	3,630
General and administrative expenses	6,851	6,132	2,230	1,902	8,525
Other expenses and (incomes)	327	311	299	-	311
Operating income ( loss)	17,299	3,875	5,697	(2,524)	19,259

Financial income	887	628	328	214	830
Financial expenses	(217)	(145)	(68)	(39)	(172)
Change in fair value of debt securities	(3)	(152)	55	(45)	(178)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(503)	334	25	3	602
Income ( loss) before taxes	17,463	4,540	6,037	(2,391)	20,341
Taxes on income	574	(11)	214	-	(1,955)

Net Income ( loss)	16,889	4,551	5,823	(2,391)	22,296

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	132	(1)	(66)	28	51
Gain (loss) on cash flow hedges	99	(88)	28	56	(176)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(20)	34	(18)	27	70
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	-	-	340
Deferred taxes	(33)	-	16	-	(9)
Total comprehensive income (loss)	$17,067	$4,496	$5,783	$(2,280)	$22,572

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$0.42	$0.11	$0.14	$(0.06)	$0.55
Diluted income (loss) per share	$0.42	$0.11	$0.14	$(0.06)	$0.55

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Additional	Capital reserve from securities measured at fair value through other	Capital reserve due to translation	Capital reserve	Capital reserve from	Capital reserve from
	Share	paid in	comprehensive	to presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	income	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2019 (audited)	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376
Cumulative effect of initially applying IFRS 16	-	-	-	-	-	-	-	(300)	(300)
Balance as at January 1, 2019 (after initially applying IFRS 16)	10,409	179,147	34	(3,490)	(57)	9,353	4	(83,324)	112,076
Net income	-	-	-	-	-	-	-	16,889	16,889
Other comprehensive income	-	-	132	-	79	-	-	-	211
Deferred taxes	-	-	(29)	-	(4)	-	-	-	(33)
Total comprehensive income	-	-	103	-	75	-	-	16,889	17,067
Exercise into shares and forfeiture of share-based payment	11	442	-	-	-	(442)	-	-	11
Cost of share-based payment	-	-	-	-	-	987	-	-	987
Balance as of September 30, 2019	$10,420	$179,589	$137	$(3,490)	$18	$9,898	$4	$(66,435)	$130,141

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Capital reserve from securities measured at fair value through other comprehensive income
				Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits
		Additional paid in capital
	Share capital							Accumulated deficit	Total equity

	Unaudited
	U.S Dollars in thousands

Balance as of January 1, 2018 (audited)	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
Net income	-	-	-	-	-	-	-	4,551	4,551
Other comprehensive loss	-	-	(1)	-	(54)	-	-	-	(55)
Total comprehensive income (loss)	-	-	(1)	-	(54)	-	-	4,551	4,496
Exercise into shares and forfeiture of share-based payment	6	999	-	-	-	(999)	-	-	6
Cost of share-based payment	-	-	-	-	-	679	-	-	679
Balance as of September 30, 2018	$10,406	$178,873	$(5)	$(3,490)	$(8)	$9,246	$(337)	$(100,769)	$93,916

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital		Capital reserve from securities measured at fair value through other comprehensive income

				Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit
		Additional paid in capital							Total equity

	Unaudited
	U.S Dollars In thousands

Balance as of July 1, 2019	$10,418	$179,471	$187	$(3,490)	$8	$9,663	$4	$(72,258)	$124,003
Net income	-	-	-	-	-	-	-	5,823	5,823
Other comprehensive income	-	-	(66)	-	10	-	-	-	(56)
Deferred taxes	-	-	16	-	-	-	-	-	16
Total comprehensive income (loss)	-	-	(50)	-	10	-	-	5,823	5,783
Exercise into shares and forfeiture of share-based payment	2	118	-	-	-	(118)	-	-	2
Cost of share-based payment	-	-	-	-	-	353	-	-	353
Balance as of September 30, 2019	$10,420	$179,589	$137	$(3,490)	$18	$9,898	$4	$(66,435)	$130,141

			Capital reserve from securities measured at fair value through other comprehensive income
						Capital reserve from sharebased payments
				Capital reserve due to translation to presentation currency	Capital reserve from hedges		Capital reserve from employee benefits
		Additional paid in capital						Accumulated deficit
	Share capital
									Total equity
	Unaudited
	U.S Dollars In thousands

Balance as of July 1, 2018	$10,403	$178,745	$(33)	$(3,490)	$(91)	$9,080	$(337)	$(98,378)	$95,899
Net income	-	-	-	-	-	-	-	(2,391)	(2,391)
Other comprehensive income	-	-	28	-	83	-	-	-	111
Total comprehensive income (loss)	-	-	28	-	83	-	-	(2,391)	(2,280)
Exercise into shares and forfeiture of share-based payment	3	128	-	-	-	(128)	-	-	3
Cost of share-based payment	-	-	-	-	-	294	-	-	294
Balance as of September 30, 2018	$10,406	$178,873	$(5)	$(3,490)	$(8)	$9,246	$(337)	$(100,769)	$93,916

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Additional paid in capital	Capital reserve from securities measured at fair value through other comprehensive income	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits
	Share capital							Accumulated deficit	Total equity

	Audited
	U.S Dollars in thousands

Balance as of January 1, 2018	$10,400	$177,874	$(4)	$(3,490)	$46	$9,566	$(337)	$(104,563)	$89,492
Cumulative effect of initially applying IFRS 15	-	-	-	-	-	-	-	(757)	(757)
Balance as at January 1, 2018 (after initially applying IFRS 15)	10,400	177,874	(4)	(3,490)	46	9,566	(337)	(105,320)	88,735
net income	-	-	-	-	-	-	-	22,296	22,296
Other comprehensive income (loss)	-	-	38	-	(103)	-	341	-	276
Total comprehensive income (loss)	-	-	38	-	(103)	-	341	22,296	22,572
Exercise into shares and forfeiture of share-based payment	9	1,161	-	-	-	(1,161)	-	-	9
Cost of share-based payment	-	-	-	-	-	948	-	-	948
Deferred taxes	-	112	-	-	-	-	-	-	112
Balance as of December 31, 2018	$10,409	$179,147	$34	$(3,490)	$(57)	$9,353	$4	$(83,024)	$112,376

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$16,889	$4,551	$5,823	$(2,391)	$22,296

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation	3,379	2,814	1,128	874	3,703
Financial income, net	(164)	(665)	(340)	(133)	(1,082)
Cost of share-based payment	987	679	353	294	948
Taxes on income	574	(11)	214	-	(1,955)
Loss (gain) from sale of property and equipment	(2)	70	-	-	55
Change in employee benefit liabilities, net	97	(109)	66	(18)	(16)
	4,871	2,778	1,421	1,017	1,653
Changes in asset and liability items:

Decrease in trade receivables, net	4,408	15,346	1,806	9,929	2,311
Decrease (increase) in other accounts receivables	1,204	(179)	955	(16)	(1,336)
Decrease (increase) in inventories	(4,715)	(7,864)	1,470	(1,561)	(8,246)
Decrease in deferred expenses	333	522	605	91	235
Decrease in trade payables	(4,585)	(6,394)	(6,512)	(4,786)	(1,116)
Increase (decrease) in other accounts payables	379	(1,117)	432	(141)	(658)
Decrease in deferred revenues	(221)	(3,860)	(95)	(1,286)	(5,256)
	(3,197)	(3,546)	(1,339)	2,230	(14,066)
Cash received (paid) during the period for:

Interest paid	(182)	(42)	(58)	(12)	(54)
Interest received	554	451	254	204	739
Taxes paid	(25)	(17)	(9)	(8)	(22)
	347	392	187	184	663

Net cash provided by operating activities	$18,910	$4,175	$6,092	$1,040	$10,546

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months period Ended		Three months period Ended		Year Ended
	September, 30		September, 30		December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	(6,160)	$(1,747)	$(1,032)	$207	$(2,322)
Purchase of property and equipment and intangible assets	(1,488)	(2,033)	(731)	(534)	(2,884)
Proceeds from sale of property and equipment	9	15	-	-	30
Net cash used in investing activities	(7,639)	(3,765)	(1,763)	(327)	(5,176)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	12	6	3	3	9
Repayment of long-term loans and leases	(1,147)	(450)	(386)	(149)	(596)

Net cash used in financing activities	(1,135)	(444)	(383)	(146)	(587)

Exchange differences on balances of cash and cash equivalent	(780)	224	(332)	(52)	629

Increase in cash and cash equivalents	9,356	190	3,614	515	5,412

Cash and cash equivalents at the beginning of the period	18,093	12,681	23,835	12,356	12,681

Cash and cash equivalents at the end of the period	27,449	$12,871	27,449	$12,871	$18,093

Significant non-cash transactions
Purchase of property and equipment through leases	$4,984	$-	$436	$-	$-
Purchase of property and equipment	$264	$215	$264	$215	$720

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of September 30, 2019 and for the three and nine months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2018 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

b.
Implementation of new accounting standards

The accounting policy applied in the preparation of the interim consolidated financial statements is consistent with that applied in the preparation of the annual consolidated financial statements, except for the following:

1.	IFRS 16 – Leases

As detailed below regarding the initial adoption of IFRS 16, "Leases" ("the Standard"), the Company chose to apply the provisions of the Standard using the modified retrospective approach (without restatement of comparative data).

The accounting policy for leases applied before December 31, 2018, is as follows:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

Operating leases:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Company are classified as operating leases. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company's incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred less any lease incentives received. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life or the lease term. The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

Lease extension and termination options:

A non-cancellable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

Subleases:

In a transaction in which the Company is a lessee of an underlying asset (head lease) and the asset is subleased to a third party, the Company assesses whether the risks and rewards incidental to ownership of the right-of-use asset have been transferred to the sub-lessee, among others, by evaluating the sublease term with reference to the useful life of the right-of-use asset arising from the head lease.

When substantially all the risks and rewards incidental to ownership of the right-of-use asset have been transferred to the sub-lessee, the Company accounts for the sublease as a finance lease, otherwise it is accounted for as an operating lease.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The new Standard is effective for annual periods beginning on or after January 1, 2019.

Initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

In January 2016, the IASB issued IFRS 16, "Leases" ("the Standard"), which supersedes IAS 17, "Leases" ("the old Standard"), IFRIC 4, "Determining Whether an Arrangement Contains a Lease", and SIC-15, "Operating Leases - Incentives". According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the Standard are as follows:

According to the Standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the old standard, IAS 17, "Leases". Lessees will also recognize interest expense and depreciation expense separately.

The Standard includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low value and short-term leases (up to one year).

Certain right-of-use assets were measured as if the Standard has been applied from the commencement date of the lease but for the purpose of calculation, the lessee's incremental borrowing rate on the date of initial adoption was used, while the carrying amount of other right-of-use assets are identical to the carrying amount of the lease liability.

The main effect of the initial adoption of the Standard relates to existing leases in which the Company is the lessee. According to the Standard, as explained in paragraph above, excluding certain exceptions, the Company recognizes a lease liability and a corresponding right-of-use asset for each lease in which it is the lessee. This accounting treatment is different than the accounting treatment applied under the old Standard according to which the lease payments in respect of leases for which substantially all the risks and rewards incidental to ownership of the leased asset were not transferred to the lessee were recognized as an expense in profit or loss on a straight-line basis over the lease term.

The Company elected to use the exemptions proposed by the standard with respect to lease contracts for which the underlying asset is of low value. The Company has leases of certain office equipment (i.e. printing and photocopying machines) that are considered of low value.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The Company also applied the available practical expedients wherein it  the initial adoption of the Standard: (i)  The Company elected not to reassess based on the principles in the Standard whether contracts are or contain a lease, and instead continued to classify contracts as leases that were previously identified as leases under IAS 17.   (ii) used a single discount rate to a portfolio of leases with reasonably similar characteristics, (iii) relied on its assesments on whether leases are onerous immediately before the date of initial application, (iv) used hindsight in determining the lease term where the contract contains options to extend or terminate the lease and (v) Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application.

Impact on the statement of financial position (increase/(decrease)) as of January 1, 2019, September 30, 2019 and on the results for the nine and three ended at September 30, 2019 is presented below:

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
As of January 1, 2019
Non-current assets:
Property, plant and equipment (right-of-use assets)	$25,004	$4,162	$29,166
Liabilities
Current maturities of bank loans and leases	562	810	1,372
Bank loans and leases	716	3,907	4,623
Other accounts paybles	5,261	(255)	5,006
Shareholder's Equity
Accumulated deficit	$112,376	$(300)	$112,076

As of September 30, 2019
Assets
Property, plant and equipment (right-of-use assets)	$24,197	$4,100	$28,297
Liabilities
Current maturities of bank loans and leases	573	964	1,537
Bank loans and leases	$461	$4,052	$4,513

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

U.S Dollars
In thousands
Future minimum payments for non-cancellable leases as per IAS 17 according to the financial statements as of December 31, 2018	$5,434
Weighted average incremental borrowing rate as at January 1, 2019*	3.06%-4.6%
Discounted operating lease commitment at January 1, 2019	4,685
Add:
Leases of other equipment	32
Leases that were previously identified as leases under IAS 17	138
Lease liabilities as at January 1, 2019	$4,855

*The weighted average incremental borrowing rate was evaluated based on credit risk, terms of the leases and other economic variables. The weighted average incremental borrowing rate was used to discount future lease payments in the calculation of the lease liability on the date of initial adoption of the Standard.

Amount recognized in the ststement of financial position and profit or loss
Set out below, are the carrying amounts of the Company's right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use-assets
	Rented Offices	Vehicles and		Lease
		other equipment	Total	liabilities
	U.S Dollars in thousands
As of January 1, 2019	$3,466	$696	$4,162	$4,855
Additions	-	694	694	819
Write-off	-	(56)	(56)	(59)
Depreciation expense	(325)	(375)	(700)	-
Interest expense	-	-	-	365
Payments	-	-	-	(794)
As of September 30, 2019	$3,141	$959	$4,100	$5,186

	Right-of-use-assets
	Rented Offices	Vehicles and		Lease
		other equipment	Total	liabilities
	U.S Dollars in thousands
As of July 1, 2019	$3,249	$697	$3,946	$4,946
Additions	-	436	436	432
Write-off	-	(44)	(44)	(43)
Depreciation expense	(108)	(130)	(238)	-
Interest expense	-	-	-	116
Payments	-	-	-	(266)
As of September 30, 2019	$3,141	$959	$4,100	$5,186

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-          Significant Accounting Policies (Cont.)

	Expense decrease (increase)	Expense decrease (increase)
	For the nine months ended on September 30, 2019	For the three months ended on September 30, 2019
	U.S Dollars in thousands	U.S Dollars in thousands
Operating lease expense	$853	$294
Depreciation of right of use assets	(700)	(238)
Operating income	153	56

Finance expense	(152)	(50)
Net Income (loss)	$1	$6

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
For the nine months ended on September 30, 2019

Cash flows from operating activities	$18,222	$689	$18,910
Cash flows from financing activities	$(446)	$(689)	$(1,135)

	According to the previous accounting policy	Difference	According to the current accounting policy
	U.S Dollars in thousands
For the three months ended on September 30, 2019

Cash flows from operating activities	$5,859	$233	$6,092
Cash flows from financing activities	$(150)	$(233)	$(383)

2.   IFRIC 23, "Uncertainty over Income Tax Treatments":

In June 2017, the IASB issued IFRIC 23, "Uncertainty over Income Tax Treatments" ("the Interpretation"). The Interpretation clarifies the accounting for recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, "Income Taxes", in situations of uncertainty involving income taxes. The Interpretation provides guidance on considering whether some tax treatments should be considered collectively, examination by the tax authorities, measurement of the effects of uncertainty involving income taxes on the financial statements and accounting for changes in facts and circumstances in respect of the uncertainty.

The Interpretation has been initially applied in these financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:-	Significant Accounting Policies (Cont.)

The initial adoption of the Interpretation did not have a material effect on the Company's financial statements.

Note 3:-	Operating Segments

a.	General: The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by third parties, majority of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2019
Revenues	$72,521	$22,595	$95,116
Gross profit	$34,109	$3,539	$37,648
Unallocated corporate expenses			(20,349)
Finance income, net			164
Income before taxes on income			$17,463

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Nine months period ended September 30, 2018
Revenues	$47,646	$18,612	$66,258
Gross profit	$17,140	$3,076	$20,216
Unallocated corporate expenses			(16,341)
Finance income, net			665
Income before taxes on income			$4,540

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-          Operating Segments (cont.)

b.	Reporting on operating segments: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2019
Revenues	$24,859	$8,207	$33,066
Gross profit	$11,624	$1,240	$12,864
Unallocated corporate expenses			(7,167)
Finance income, net			340
Income before taxes on income			$6,037

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended September 30, 2018
Revenues	$9,453	$5,522	$14,975
Gross profit	$1,584	$935	$2,519
Unallocated corporate expenses			(5,043)
Finance income, net			133
Income(Loss) before taxes on income			$(2,391)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Year Ended December 31, 2018
Revenues	$90,784	$23,685	$114,469
Gross profit	$37,988	$3,484	$41,472
Unallocated corporate expenses			(22,213)
Finance income, net			1,082
Income before taxes on income			$20,341

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-          Operating Segments (cont.)

 c.  Reporting on operating segments by geographic region: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Nine months period ended September 30, 2019	Unaudited
Geographical markets
U.S.A.	$63,081	$-	$63,081
Israel	1,969	22,595	24,564
Europe	3,120	-	3,120
Latin America	2,820	-	2,820
Asia & others	1,531	-	1,531
	$72,521	$22,595	$95,116

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Nine months period ended September 30, 2018	Unaudited
Geographical markets
U.S.A.	$37,128	$-	$37,128
Israel	3,150	18,612	21,762
Europe	2,684	-	2,684
Latin America	2,814	-	2,814
Asia & others	1,870	-	1,870
	$47,646	$18,612	$66,258

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Three months period ended September 30, 2019	Unaudited
Geographical markets
U.S.A.	$20,676	$-	$20,676
Israel	696	8,207	8,903
Europe	1,746	-	1,746
Latin America	1,243	-	1,243
Asia & others	498	-	498
	$24,859	$8,207	$33,066

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Three months period ended September 30, 2018	Unaudited
Geographical markets
U.S.A.	$6,586	$-	$6,586
Israel	953	5,522	6,475
Europe	400	-	400
Latin America	1,093	-	1,093
Asia & others	421	-	421
	$9,453	$5,522	$14,975

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-          Operating Segments (cont.)

 c.  Reporting on operating segments by geographic region: (cont.)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
Year ended December 31, 2018	Audited
Geographical markets
U.S.A.	$75,331	$-	$75,331
Israel	4,408	23,685	28,093
Europe	3,594	-	3,594
Latin America	3,994	-	3,994
Asia & others	3,457	-	3,457
	$90,784	$23,685	$114,469

Note 4:-	Financial Instruments

 a.   Classification of financial instruments by fair value hierarchy

 Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	U.S Dollars in thousands
September 30, 2019
Fair value through other comprehensive income :
Debt securities (corporate and government)	$2,760	$8,931
Derivatives instruments	-	(140)

	$2,760	$8,791
September 30, 2018
Fair value through other comprehensive income :
Debt securities (corporate and government)	$1,667	$8,137
Derivatives instruments	-	72

	$1,667	$8,209
December 31, 2018
Fair value through other comprehensive income:
Debt securities (corporate and government)	$1,588	$8,736
Derivatives instruments	-	(64)

	$1,588	$8,672

 b.   During the nine months ended on September 30, 2019 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant Events during the period

a.
Following Company's Board of Directors approval of November 5, 2018 the Company granted on February 1, 2019 options to purchase 15,000 Ordinary Shares of the Company at an exercise price of NIS 20.03 per share and 5,000 Restricted Shares (“RS”) (with no exercise price) to Michal Ayalon, the Company's VP Research and Devlopment and IP. The initial fair value of the options and of the RSs estimated based on the Binomial Model was $28 thousands and $26 thousands, respectively.

b.	On June 20, 2019 the Company's Board of Directors approved the grant of the following equity instruments to the Company's employees, management and directors:

1.
Options to purchase up to 428,800 Ordinary Shares of the Compnay at an exercise price of NIS 20.33 or NIS 21.34 per share, and 64,725 Restricted Shares (“RS”) (with no exercise price) to the Company’s management and employees. The fair value of the options and of the RSs estimation based on the Binomial Model, is $750 thousands and $355 thousands, respectively.

2.
Options to purchase 90,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per share and 30,000 RS to Mr. Amir London, the Company’s CEO. The initial fair value of the options and of the RSs estimated based on the Binomial Model was $154 thousands and $165 thousands, respectively.

3.
Options to purchase 212,000 Ordinary Shares of the Company at an exercise price of NIS 21.34 per shares to Board of Directors. The initiatl fair value of the options estimated based on the Binomial Model was $364 thousands.

The grant of the equity instruments to Mr. London and the Board of Directors members are subject to the approval of the General Meeting of Shareholders of the Company that is expected to take place by the end of 2019.

c.
During the thired qurter of 2019 Kamada entered into extension of GLASSIA® Supply and Distribution Agreement with Takeda through 2021.

Based on licensing and technology transfer agreement between the companies, upon initiation of sales of GLASSIA manufactured by Takeda which is expected to take place during 2021, Takeda will pay royalties to Kamada at a rate of 12% on net sales through August 2025, and a rate of 6% thereafter until 2040, with a minimum of $5 million annually, for each of the years from 2022 to 2040.